51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

RepliCel Life Sciences Inc. ("RepliCel" or the "Company")
900 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2 Date of Material Change

January 22, 2021

Item 3 News Release

The news release dated January 25, 2021 was disseminated through Accesswire.

Item 4 Summary of Material Change

On January 25, 2021, the Company announced that it has signed three strategic agreements with MainPointe Pharmaceuticals ("MainPointe") headquartered in Louisville, Kentucky (the "Transaction"). These are the definitive agreements contemplated by the Binding Term Sheet signed by the parties and announced in November 2020. Closing of the Transaction represented in the signed agreements between the parties is subject to approval of the TSX Venture Exchange (the "Exchange").

The agreements signed between RepliCel and MainPointe include a Share Purchase Agreement for the purchase of common shares at a price which is equal to the greater of $0.675 per share or the discounted market price per share (as defined in the policies of the Exchange) for a total investment of CAD $2,700,000 spread over an 8-month period. RepliCel's shares closed market trading yesterday at CAD $0.20 per share. MainPointe has also agreed to pay the costs related to securing FDA approvals to market launch RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States.

In return for MainPointe's agreement to pay an over-the-market price for shares of RepliCel plus the FDA approval costs cited above, the parties signed two other agreements: a Royalty Participation Agreement and a Distribution Agreement. The Distribution Agreement provides MainPointe with a limited term, exclusive distribution partnership for the "RepliCel Injector Product Line" in the United States. The Royalty Participation Agreement provides MainPointe with a right to be paid a portion of RepliCel's future royalty revenue stream earned from the sale of RCS-01, RCT-01 and RCH-01 products and any derivatives.

The Distribution Agreement with MainPointe represents RepliCel's first footprint in the U.S. market and the Company's second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel's partner, YOFOTO (China) Health ("YOFOTO"), committed in 2018 to being the distributor of the RepliCel Injector Product Line in Greater China, where it is expected to first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory. This regulatory registration will also trigger a $500,000 milestone payment by YOFOTO to RepliCel.

The Transaction with MainPointe represents the third strategic partnership secured by RepliCel and second major investment into RepliCel by a co-development and commercial partner. In 2013, RepliCel signed a co-development and licensing transaction with Shiseido Company including $4,000,000 upfront and over $31,000,000 in potential post-commercial milestone and sales royalty payments. In October 2018, YOFOTO invested CDN $5,090,000 in RepliCel by purchasing 5,357,000 common shares at CDN $0.95 per Share along with 1,071,580 share purchase warrants which have now expired. That deal also includes pre-commercial milestone payments of up to CDN $4,750,000, sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 in five years (2018-2022) on the RepliCel programs and associated cell processing manufacturing facility in Greater China.

Primary Deal Terms

The exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market and continue for a period expiring on the earlier (a) four (4) years, or (b) when MainPointe has earned a minimum return of USD $2,000,000 plus certain defined cost recoveries in gross income from the sale of the products in the RepliCel Injector Product Line. The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company. The term of the Royalty Participation Agreement will continue until MainPointe has been paid USD $16,000,000 in royalties, unless it is otherwise terminated pursuant to its terms.

Closing of the transactions pursuant to the agreements is subject to receipt of approval of the Exchange.

Item 5 Full Description of Material Change.

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Contact: Lee Buckler, CEO and President
Telephone: 604.248.8693

Item 9 Date of Report

February 2, 2021